SHULMAN ROGERS GANDAL PORDY & ECKER, P.A.


03050028

Writer's Direct Dial Number:
301-230-5208
croberts@srgpe.com

82-34672

SUPPL

April 4, 2003


SEC MAIL PROCESSING
RECEIVED
APR 0 8 2003
WASH. D.C. 165 SECTION

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Electrocomponents plc – Exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended
File No. – Not yet provided by SEC
Our File No. 018-031-00222

Dear Sir:

Pursuant to the undertaking of Electrocomponents plc, a public limited company incorporated under the laws of England and Wales (the "Company"), to furnish the Securities and Exchange Commission with certain information described in its request for an exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as more fully set forth in the Company's letter to the Commission dated July 25, 2002, and received by the Commission on July 29, 2002, the Company hereby submits the following:

April 3, 2003 Notification of a change in Shareholding of a Substantial Shareholder

The Company understands that pursuant to Rule 12g3-2(b) the information and document furnished hereby will not deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and document constitutes an admission for any purpose that the Company is subject to the Exchange Act.

Please acknowledge your receipt of this letter, and of the enclosed material from the Company, by date-stamping the enclosed copy of this letter and returning it to the undersigned in the enclosed stamped, self-addressed return envelope.

If you have any questions or comments, please do not hesitate to contact me at (301) 230-5208.

Very Truly Yours,

SHULMAN, ROGERS, GANDAL, PORDY & ECKER, P.A.

By: [signature]
Christopher C. Roberts

PROCESSED
APR 24 2003
THOMSON FINANCIAL

Enclosures
cc: Chloe Cox, Senior Company Secretarial Assistant (w/o enc.)
T:041503
18031915-11.doc

4/16

11921 Rockville Pike, Rockville, Maryland 20852-2743 • Tel: (301) 230-5200 • Fax: (301) 230-2891
Washington, D.C. Office: (202) 872-0400 • Greenbelt, Maryland Office: (301) 699-9883 • Tysons Corner, Virginia Office: (703) 684-5200
E-mail: lawfirm@srgpe.com • Internet: www.shulmanrogers.com • TDD: (301) 230-6570

REG-Electrocomponents Holding(s) in Company

RNS Number:6230J
Electrocomponents PLC
03 April 2003

Notification of a change in Shareholding of a Substantial Shareholder

The Company received notification today (3 April 2003) that the overall holding of T Rowe Price Associates, Inc. has fallen below 3.0% and that they no longer hold a notifiable interest in the share capital of the Company.

T Rowe Price Associates, Inc.'s current holding is 2.99%.

CARMELINA CARFORA

Group Company Secretary

3 April 2003

END

HOLUUUAACUPWGAW